FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2003
Commission File Number 0-30598
      OLYMPIC RESOURCES LTD.
      (Translation of registrant's name into
English)
      525 - West Hastings Street
	Vancouver, British Columbia
	Canada, V6C 2W2
      (Address of principal executive
offices)


Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing
the information contained in this Form, the
registrant is also thereby furnishing the
information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes X
No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      OLYMPIC RESOURCES LTD.
      (Registrant)

      By: Patrick Forseille
      Chief Financial Officer


Dated February 4, 2003


N E W S   R E L E A S E

EAST CORNING DRILLING RESUMES

For Immediate Release

Olympic reports that a seventh well has been spudded today on the East Corning Property using a previously constructed all weather drill pad. The well will test a deeper horizon which has produced in other areas of the property. If successful, a follow-up well will be drilled shortly thereafter.

Currently, Olympic is receiving production from five
East Corning wells, three Victor Ranch wells and the Garrison City well in California. With increased production and strengthening natural gas prices, the Company's cash position and financial outlook continue to improve.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning
Property last year which identified a number of very prospective, high probability drill targets. Olympic's
6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132
BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Olympic, in keeping with its corporate strategy has farmed out a portion of its interest in the East Corning play and currently holds a 17% working interest in most wells of this program. At Victor Ranch, Olympic maintains an 8.8% working interest in two wells, a 6.05% working interest in the third well; and a 9.1% working interest in the Garrison well.

To find out more about Olympic Resources Ltd. (TSX: ORL,
OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.
Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.